SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 31, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1) The Press Release issued on July 31, 2009.

CORPORATE COMMUNICATIONS
PRESS RELEASE
Amsterdam, 31 July, 2009
ING Sells Annuity and Mortgage Businesses in Chile to
Corp Group Vida Chile, S.A.
ING Group announced today that it has reached an agreement to sell its non-core Annuity and Mortgage businesses in Chile to Corp Group Vida Chile, S.A. Terms of the agreement were not disclosed. In 2008, the Annuity and Mortgage businesses in Chile generated combined pre-tax earnings of approximately EUR 35 million. This sale does not impact ING’s Pension, Life Insurance, and Investment Management businesses in Chile where ING remains committed to developing leadership positions.
Tom McInerney, ING Insurance Management Board member and CEO for ING Insurance Americas said, “Selling our non-core Annuity and Mortgage businesses in Chile is part of our global Back to Basics strategy. We are simplifying our structure in Chile, which allows us to reposition our financial resources in our key market segments of Retirement Services, Life Insurance, and Investment Management. Latin America remains an important region for ING and Chile is an essential country for our overall growth in that region. We continue to see great potential to grow organically in Chile and in the other Latin American countries where we have a strong presence.”
ING will maintain a strong presence in Chile following this transaction. ING is the second largest Pension provider in Latin America, with approximately EUR 29 billion in assets under management, and approximately 10 million clients in the region. ING is the third largest Pension provider in Chile with approximately EUR 16 billion in assets under management, and approximately 2 million clients in the country. ING also participates in the Chilean Life Insurance and Mutual Fund markets. These platforms, together with the Pension business, are the foundation of ING’s overall business profile in Chile.
This transaction is subject to various national regulatory approvals and is expected to be closed and booked in the fourth quarter of 2009.

Press enquiries:
Peter Jong	Dana E. Ripley
ING Group	ING Insurance Americas
+31 20 541 5457	+1 770 980 4865
peter.jong@ing.com	dana.ripley@us.ing.com
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 115,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W. A. Brouwer
W. A. Brouwer
Assistant General Counsel
Dated: July 31, 2009